UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 25 August, 2025

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 25 August 2025: Audited financial results for the year ended 30 June 2025 and changes to Board Committee membership

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company or the Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing or the Debt issuer)

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2025 AND CHANGES TO BOARD COMMITTEE MEMBERSHIP

Simon Baloyi, President and Chief Executive Officer, said:
"This year's results reflect the decisive actions we are taking to reshape Sasol for the future. We contained cash fixed cost increases below inflation, optimised capital spend, generated higher free cash flow and strengthened our balance sheet. We are advancing our strategic initiatives to restore the Southern Africa value chain, reset International Chemicals, and deliver our growth and transform ambitions. However, the global environment remains complex and volatile."

Sasol is making encouraging progress on our key priorities communicated at Capital Markets Day 2025 despite a challenging macro and operating environment with free cash flow after tax, interest and capital expenditure increasing by 75% to R12,6 billion. Earnings (pre-tax) were supported by non-recurring items, including the Transnet net cash settlement of R4,3 billion and the reduction in the environmental rehabilitation provision of R2,9 billion, offset by lower unrealised gains of R2 billion from the translation of monetary assets and liabilities and revaluation of derivatives (compared to R4,7 billion the prior year). This improvement was further supported by management actions in line with our goal to deliver sustainable long-term value to our stakeholders.

A 15% decline in the Rand oil price, significant reductions in refining margins and fuel price differentials, along with 3% lower sales volumes resulted in a 9% decrease in Turnover to R249 billion. Adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) was R51,8 billion, a decline of 14%.

Through disciplined cost and capital management, cash fixed cost increases were kept below inflation, while capital expenditure of R25,4 billion was 16% lower than the prior year.

Total impairments of R20,7 billion were significantly lower than the R74,9 billion in the prior year, with R13 billion related to the Secunda and Sasolburg liquid fuel refinery cash generating units (CGU), which remain fully impaired. The recoverable amount improved through management actions but was negatively impacted by lower forecast macroeconomic price assumptions. Additional management initiatives need to be progressed before their benefits can be incorporated in the impairment calculations.

Additional impairments were recorded on Mozambique and Italy Care Chemicals CGUs, offset by the reversal of impairment for the China Care Chemicals CGU.

Basic earnings per share (EPS) increased by more than 100% to R10,60 per share compared to a loss per share of R69,94 in the prior year. Headline earnings per share (HEPS) improved by 93% to R35,13 per share.
The balance sheet was strengthened due to strong free cash flow generation supported by the impact of non-recurring items such as the Transnet settlement. Our net debt (excluding leases) declined 13% to R65,0 billion (US$3,7 billion) while total long-term debt reduced by 12% to R103,3 billion (US$5,8 billion).

Liquidity was further enhanced through the successful closure of a R5,3 billion ZAR floating rate bond in July 2025. This issuance supports our strategy to better align the currencies of our regional liabilities and cash flow and at a lower cost relative to other capital market options. Proactive hedging further helps to manage risk in a volatile macroeconomic environment.

Key metrics	**2025**	**2024**	**Change %**
Turnover	**249 096**	275 111	(9)
Adjusted EBITDA (R million)	**51 764**	60 012	(14)
EBIT/(LBIT) (R million)	**18 819**	(27 305)	> 100
Basic earnings/(loss) per share (Rand)	**10,60**	(69,94)	> 100
Headline earnings per share (Rand)	**35,13**	18,19	93
Capital expenditure (R million)	**25 413**	30 159	16
Free cash flow[1] (R million)	**12 558**	7 173	75
Net debt (excluding leases) (R million)	**64 964**	74 501	13
Interim dividend (Rand per share)	-	2,00	(100)
Final dividend (Rand per share)	-	-	-

1 Free cash flow is defined as cash available from operating activities less first order capital and related capital accruals.

Net asset value	**2025**	**2024**	**Change %**
Total assets (R million)	359 555	364 980	(1)
Total liabilities (R million)	201 944	217 553	7
Total equity (R million)	**157 611**	**147 427**	**7**

Turnover			**EBIT/(LBIT)[1]**	
2025	**2024**		**2025**	**2024**
R million	**R million**		**R million**	**R million**
		Southern Africa Energy and Chemicals		
30 373	28 876	Mining	**3 954**	3 210
13 133	12 158	Gas	**3 048**	6 703
98 419	118 864	Fuels	**5 222**	18 947
63 528	66 883	Chemicals Africa	**5 009**	6 290
		International Chemicals		
38 703	41 805	America	**1 666**	(61 209)
42 571	42 201	Eurasia	**(1 211)**	(2 388)
-	-	**Business Support**	**1 131**	1 142
286 727	310 787	**Group performance**	**18 819**	(27 305)

(37 631)	(35 676)	Intersegmental turnover
249 096	275 111	**External turnover**

1 Loss before interest and tax

Dividend

The Company's dividend policy is based on 30% of free cash flow generated provided that net debt (excluding leases) is sustainably below US$3 billion. Net debt at 30 June 2025 was US$3,7 billion. In keeping with the policy, no dividend was declared by the Sasol Limited board of directors (the Board).

Changes to Board Committee membership

In compliance with the JSE Limited Listings Requirements and the JSE Debt Listings Requirements, shareholders and noteholders are advised that Ms Xikongomelo Maluleke, an independent non-executive director, has been appointed as member of the Audit Committee and the Safety, Social and Ethics Committee with effect from 22 August 2025. Mr Manuel Cuambe will step down as member of the Safety, Social and Ethics Committee with effect from 22 August 2025.

Short-form statement

This announcement is the responsibility of the Board and is only a summary of the information in Sasol Limited's Annual Financial Statements for the year ended 30 June 2025 (the Annual Financial Statements). The Annual Financial Statements have been audited by Sasol's external auditors, KPMG, who expressed an unmodified opinion thereon. Financial figures in this announcement have been correctly extracted from the audited Annual Financial Statements. The information in this announcement has not been audited and reported on by Sasol Limited's external auditors.

Any investment decision should also take into consideration the information contained in the Annual Financial Statements, published on SENS on 25 August 2025, via the JSE link. The Annual Financial Statements, including KPMG's unmodified opinion, are available through a secure electronic manner at the election of the person requesting inspection, and have been published and can be found on the company's website, https://www.sasol.com/investor-centre/financial results, and can also be viewed on the JSE link, https://senspdf.jse.co.za/documents/2025/JSE/ISSE/SOL/FY25Result.pdf

Important information

Sasol will present its 2025 financial results on Monday, 25 August 2025 at 09h00 (SA time). This will be followed by a market call, hosted by President and Chief Executive Officer, Simon Baloyi, and Chief Financial Officer, Walt Bruns, to address questions.

Please connect to the call via the webcast link: https://www.corpcam.com/Sasol25082025
or via teleconference call link:
https://services.choruscall.eu/DiamondPassRegistration/register?confirmationNumber=3605690&linkSecurityString=89ae33f44

A recording of the presentation will be available on the website thereafter at https://www.sasol.com/investor-centre/financial-results.

25 August 2025

Equity sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts, based on management's current views and assumptions, and which are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Should one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. Examples of such forward-looking statements include, but are not limited to, the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical products; changes in the fuel and gas pricing mechanisms in South Africa and their effects on costs and product prices, statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; assumptions relating to macroeconomics, including changes in trade policies, tariffs and sanction regimes; the impact of climate change, our development of sustainability within our businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements.

Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. These risks and uncertainties are discussed more fully in our most recent annual report on Form 20-F filed on 6 September 2024 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references Brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ending 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 August 2025

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary